EXHIBIT 21

Subsidiaries of Nortech Systems, Inc.

The following are wholly owned subsidiaries of the Company as of December 31, 2016.

Subsidiary	Jurisdiction of Organization

Manufacturing Assembly Solutions of Monterrey, Inc.	Mexico
Nortech Systems, Hong Kong Company, Limited	Hong Kong
Nortech Systems, Suzhou Company, Limited	China